Exhibit 99.1

chiquita BOARD OF DIRECTORS unanimously DETERMINES $14.00 PER SHARE OFFER FROM cutrale group and safra group IS INADEQUATE and NOT IN THE BEST INTERESTS OF CHIQUITA SHAREHOLDERS

Chiquita Reaffirms Recommendation that Shareholders Vote to Combine with Fyffes

CHARLOTTE, N.C., October 16, 2014 – Chiquita Brands International, Inc. (NYSE:CQB) (“Chiquita”) today announced that its Board of Directors, after careful consultation with its legal and financial advisors, unanimously determined that the offer from the Cutrale Group and the Safra Group (“Cutrale / Safra”) announced on October 15, 2014, to acquire all of the outstanding stock of Chiquita for $14.00 per share in cash, is inadequate and not in the best interests of Chiquita shareholders.

In making its determination, the Board noted that:

•	Chiquita believes, as previously announced, that the implied present value of future share price range of ChiquitaFyffes is $15.46 to $20.01 based on a range of EBITDA growth during 2015 of 5% to 15% and an LTM EBITDA multiple range of 7.0x to 8.0x.

•	The ChiquitaFyffes transaction maintains the shareholders ability to realize significantly greater value than $14.00 per share, without losing any control premium that shareholders may receive in the future.

•	Cutrale / Safra has failed to deliver an irrevocable offer that would remain open past October 24, 2014, so Chiquita shareholders have no assurances that the $14.00 per share offer would remain available should the Fyffes vote fail.

Chiquita Reaffirms Recommendation that Shareholders Vote to Combine with Fyffes

The Chiquita Board of Directors has unanimously reaffirmed its recommendation that Chiquita shareholders vote to approve the definitive transaction agreement between Chiquita and Fyffes, as revised on September 25, 2014, at Chiquita’s Special Meeting of Shareholders scheduled for October 24, 2014 at 9:00 a.m. ET.

Chiquita remains committed to completing its transaction with Fyffes, which it believes will create a combined company that is better positioned to succeed in a highly competitive marketplace, while driving strong performance and value for shareholders.

In addition, on October 14, 2014, Chiquita reported strong preliminary third quarter 2014 earnings results, including expected net sales of approximately $739 million and expected adjusted EBITDA in the range of $25 - $27 million. Additional details on the preliminary third quarter 2014 earnings and the benefits to Chiquita shareholders of the revised transaction agreement with Fyffes can be found in the investor presentation Chiquita filed with the U.S. Securities and Exchange Commission ("SEC") on October 14, 2014.

Chiquita Sends Letter to the Cutrale Group and the Safra Group

Below is a full copy of the letter that Chiquita sent to Cutrale / Safra:

October 16, 2014

Michael Rubinoff

On behalf of the Cutrale Group and the Safra Group

Dear Mr. Rubinoff,

We are writing in response to your letter of October 15, 2014, proposing that the Cutrale Group and the Safra Group acquire all of the outstanding common stock of Chiquita at a price of $14.00 per share in cash. After careful consultation with our legal and financial advisors, our Board of Directors has unanimously concluded that the Cutrale Group and the Safra Group’s offer of $14.00 per share is inadequate and not in the best interests of Chiquita shareholders. Further, the Board is disappointed that you declined our recent invitation to engage with us about ways to improve your offer and address our concerns.

The Board continues to strongly believe in the strategic merits and value provided by the revised ChiquitaFyffes transaction, given the revised exchange ratio. With updated projections, revised synergy estimates and receipt of all necessary regulatory approvals, we believe the Fyffes transaction is meaningfully more valuable for Chiquita shareholders.

As highlighted in our investor presentation filed with the SEC on October 14, the combination with Fyffes has the potential to deliver values significantly greater than $14.00 per share. The revised Fyffes transaction provides Chiquita shareholders with an implied pro forma share price of ChiquitaFyffes of $15.59 at the low end of our analysis, based upon the new exchange ratio and incremental EBITDA expectations, implying a significant increase in value relative to the original transaction with Fyffes.

The Cutrale / Safra offer, in our judgment, is not a compelling alternative to ChiquitaFyffes as it limits the ability of Chiquita shareholders to realize the long-term value inherent in a combination of Chiquita and Fyffes, particularly the recently improved exchange ratio and synergies. Chiquita is in the midst of a turnaround and is also about to close on a combination with Fyffes that would create a leading global produce company with financial flexibility, significant cash flows and a more efficient capital structure. Chiquita also recently announced preliminary third quarter results, with adjusted EBITDA ahead of plan.

We note that Cutrale / Safra has failed to deliver an irrevocable offer that would remain open past October 24, 2014, so our shareholders have no assurances that the $14.00 per share offer would remain available should the Fyffes vote fail. In addition, important unresolved issues remain in the drafts of the transaction agreements provided to us by your counsel.

For these reasons, the Chiquita Board will continue to recommend that Chiquita shareholders vote to approve the combination with Fyffes at Chiquita’s Special Meeting of Shareholders scheduled for October 24, 2014. Of course, our Board is always willing to give fair consideration to an increased offer by Cutrale / Safra.

Sincerely,

Kerrii B. Anderson

Chairwoman of the Board of Directors

Edward F. Lonergan

President and Chief Executive Officer

About Chiquita Brands International, Inc.

Chiquita Brands (NYSE:CQB) is a leading international marketer and distributor of nutritious, high-quality fresh and value-added food products - from energy-rich bananas, blends of convenient green salads, other fruits to healthy snacking products. The company markets its healthy, fresh products under the Chiquita® and Fresh Express® premium brands and other related trademarks. With annual revenues of more than $3 billion, Chiquita employs approximately 20,000 people and has operations in approximately 70 countries worldwide. For more information, please visit www.chiquita.com.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed combination of Chiquita and Fyffes or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Has Been Filed and Will Be Filed with the SEC

Regarding the transaction with Fyffes, ChiquitaFyffes Limited, a private limited company organized under the laws of Ireland ("ChiquitaFyffes") has filed with the SEC a registration statement on Form S-4 that includes a Proxy Statement that also constitutes a Prospectus of ChiquitaFyffes. The registration statement was declared effective by the SEC on July 25, 2014. The Form S-4 also includes the Scheme Circular and Explanatory Statement required to be sent to Fyffes shareholders for the purpose of seeking their approval of the combination. Each of Chiquita and Fyffes has completed mailing to their respective shareholders the definitive Proxy Statement/Prospectus/Scheme Circular in connection with the proposed combination of Chiquita and Fyffes and related transactions. ChiquitaFyffes has filed with the SEC a post-effective amendment to the registration statement on Form S-4 that includes a First Supplement to the Proxy Statement/Prospectus/Scheme Circular. The post-effective amendment to the registration statement on Form S-4 was declared effective by the SEC on October 8, 2014. Each of Chiquita and Fyffes has completed mailing the First Supplement to the Proxy Statement/Prospectus/Scheme Circular to each of the Chiquita shareholders that previously received the Proxy Statement/Prospectus and to each of the Fyffes shareholders who appears on the register of shareholders as of the date of the mailing. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS/SCHEME CIRCULAR (INCLUDING THE SCHEME EXPLANATORY STATEMENT) , THE FIRST SUPPLEMENT TO THE PROXY STATEMENT/PROSPECTUS/SCHEME CIRCULAR AND OTHER RELEVANT DOCUMENTS (INCLUDING A SUPPLEMENT TO THE PROXY STATEMENT/PROSPECTUS/SCHEME CIRCULAR DESCRIBING THE REVISED TERMS FOR THE FYFFES TRANSACTION) FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHIQUITA, FYFFES, CHIQUITAFYFFES, THE COMBINATION AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the definitive Proxy Statement/Prospectus/Scheme Circular (including the Scheme), the First Supplement to the Proxy Statement/Prospectus/Scheme Circular and other documents filed with the SEC by ChiquitaFyffes, Chiquita and Fyffes through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the definitive Proxy Statement/Prospectus/Scheme Circular (including the Scheme), the definitive First Supplement to the Proxy Statement/Prospectus/Scheme Circular and other documents filed by Chiquita, Fyffes and ChiquitaFyffes with the SEC by contacting Chiquita Investor Relations at: Chiquita Brands International, Inc., c/o Corporate Secretary, 550 South Caldwell Street, Charlotte, North Carolina 28202 or by calling (980) 636-5000, or by contacting Fyffes Investor Relations at c/o Seamus Keenan, Company Secretary, Fyffes, 29 North Anne Street, Dublin 7, Ireland or by calling + 353 1 887 2700.

Participants In The Solicitation

Chiquita, Fyffes, ChiquitaFyffes and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the combination. Information about the directors and executive officers of Fyffes is set forth in its Annual Report for the year ended December 31, 2013, which was published on April 11, 2014 and is available on the Fyffes website at www.fyffes.com. Information about the directors and executive officers of Chiquita is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 4, 2014 and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 11, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive Proxy Statement/Prospectus/Scheme Circular and the First Supplement to the Proxy Statement/Prospectus/Scheme Circular described above that were mailed to shareholders and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

This communication contains certain statements that are "forward-looking statements." These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita and Fyffes, including: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety issues and product recalls affecting Chiquita and/or Fyffes or the industry, labor relations, taxes, political instability and terrorism; unusual weather events, conditions or crop risks; continued ability of Chiquita and Fyffes to access the capital and credit markets on commercially reasonable terms and comply with the terms of their debt instruments; access to and cost of financing; and the outcome of pending litigation and governmental investigations involving Chiquita and/or Fyffes, as well as the legal fees and other costs incurred in connection with these items. Readers are cautioned that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Forward-looking statements relating to the combination involving Fyffes and Chiquita include, but are not limited to: statements about the benefits of the combination, including expected synergies and future financial and operating results; Fyffes and Chiquita's plans, objectives, expectations and intentions; the expected timing of completion of the combination; and other statements relating to the combination that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements.

With respect to the combination, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite Fyffes and Chiquita shareholder approvals; the risk that a condition to closing of the combination may not be satisfied; the length of time necessary to consummate the combination; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the combination may not be fully realized or may take longer to realize than expected; disruption arising as consequence of the combination making it more difficult to maintain existing relationships or establish new relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the ability of the combined company to retain and hire key personnel; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect.

These risks, as well as other risks associated with the combination, are more fully discussed in the Proxy Statement/Prospectus/Scheme Circular that is included in the Registration Statement on Form S-4 and the First Supplement to the Proxy Statement/Prospectus/Scheme Circular that is included in the post-effective amendment to the Registration Statement on Form S-4 that were filed with the SEC in connection with the combination and are contained in the definitive Proxy Statement/Prospectus/Scheme Circular and in the definitive First Supplement to the Proxy Statement/Prospectus/Scheme Circular that have been mailed to shareholders. Additional risks and uncertainties are identified and discussed in Chiquita's reports filed with the SEC and available at the SEC's website at www.sec.gov and in Fyffes reports filed with the Registrar of companies available at Fyffes website at www.fyffes.com. Forward-looking statements included in this document speak only as of the date of this document. Neither Chiquita nor Fyffes undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this communication.

No statement in this communication is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Chiquita, or Fyffes or ChiquitaFyffes, as appropriate. No statement in this communication constitutes an asset valuation.

Chiquita has made an updated profit forecast for the year ending December 31, 2014 as set out under the heading “Updated Chiquita Profit Forecast” beginning on page 132 of the First Supplement to the Proxy Statement/Prospectus/Scheme Circular mailed to shareholders of Chiquita and Fyffes (the “Chiquita Profit Forecast”). The directors of Chiquita confirm that the Updated Chiquita Profit Forecast remains valid for the purpose of the Combination.

Statement Required by the Takeover Rules

The directors of Chiquita accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Chiquita (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Chiquita Contacts:

Investors

Steve Himes

1 980-636-5636

shimes@chiquita.com

Media

Ed Loyd

1 980-636-5145

eloyd@chiquita.com

Kelly Sullivan, Averell Withers or Joe Berg

Joele Frank, Wilkinson Brimmer Katcher

1 212-355-4449